Filed pursuant to Rule 424(b)(3)
Registration No. 333-218579

PROSPECTUS SUPPLEMENT NO. 3

Chaparral Energy, Inc.

Up to 20,418,108 Shares of Class A Common Stock

3,505,724 Shares of Class B Common Stock

This prospectus supplement no. 3 (the “Supplement”) supplements information contained in the prospectus dated June 23, 2017 (the “Prospectus”) relating to the resale by selling stockholders of Chaparral Energy, Inc., a Delaware corporation, of an aggregate of up to 20,418,108 shares of our Class A common stock and 3,505,724 shares of our Class B common stock. Of the shares being offered, 16,772,361 shares of Class A common stock and 3,505,724 shares of Class B common stock are currently issued and outstanding, up to 3,505,724 shares of Class A common stock are issuable upon the conversion of shares of Class B common stock and up to 140,023 shares of Class A common stock are issuable upon exercise by a selling stockholder of its warrants. Except for 154,620 shares of common stock, the selling stockholders acquired all of the shares of common stock covered by the Prospectus in a distribution pursuant to Section 1145 under the United States Bankruptcy Code in connection with our plan of reorganization that became effective on March 21, 2017. The 154,620 shares of common stock were issued and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended. We registered the offer and sale of the shares of common stock to satisfy registration rights we have granted to the selling stockholders.

The shares offered by the Prospectus may be sold by the selling stockholders from time to time in the open market, through privately negotiated transactions or a combination of these methods, at market prices prevailing at the time of sale or at negotiated prices.

This Supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on October 13, 2017. Accordingly, we have attached the Form 8-K to this Supplement.

This Supplement is incorporated by reference into, and should be read in conjunction with, the Prospectus. This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Supplement.

Our Class A common stock is quoted on the OTCQB tier of the OTC Markets Group Inc. under the symbol “CHPE”. Although our Class A common stock is quoted on the OTCQB, there is currently no active public trading market in our Class A common stock as trading and quotations of our Class A common stock have been limited and sporadic. On October 12, 2017, the closing price of our Class A common stock on the OTCQB was $24.10 per share. Our Class B common stock is not listed or quoted on the OTCQB or any other stock exchange or quotation system, and we have not applied for such listing. In the event we were to seek such listing, there is no guarantee that any established securities exchange or quotation system would accept any of our Class B common stock for listing.

Investing in our common stock involves risks. Before making a decision to invest in our common stock, you should carefully consider the information referred to under the heading “Risk Factors” beginning on page 3 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is October 13, 2017.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 13, 2017

CHAPARRAL ENERGY, INC.

(Exact name of Registrant as specified in its charter)

Delaware	333-134748	73-1590941
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Cedar Lake Boulevard Oklahoma City, OK	73114
(Address of principal executive offices)	(Zip Code)

Registrant’s Telephone Number, including area code: (405) 478-8770

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01. Entry into a Material Definitive Agreement.

On October 13, 2017, Chaparral Energy, L.L.C., Chaparral CO2, L.L.C. and Chaparral Real Estate, L.L.C., each a wholly-owned subsidiary of Chaparral Energy, Inc. (the “Company”), entered into an Asset Purchase and Sale Agreement with Perdure Petroleum, LLC (the “Purchaser”) to sell certain hydrocarbon interests and associated assets utilizing enhanced oil recovery methods (the “EOR Assets”) for total consideration of approximately $170 million in cash plus certain contingent payments and subject to normal and customary closing adjustments (the “Purchase Agreement”). Pursuant to the Purchase Agreement, the Company received an $11.9 million performance deposit and, if the sale is completed, the deposit and interest thereon will be credited to the Company as partial payment of the total consideration. The effective date of the Purchase Agreement is as of 7:00 a.m. (local time where the EOR Assets are located) on June 1, 2017.

The Purchase Agreement contains customary representations and warranties by the parties, and the parties have agreed to customary indemnities relating to breaches of representations, warranties, covenants and agreements.

The consummation of the transactions contemplated by the Purchase Agreement is subject to the satisfaction of customary closing conditions, including, among other things, the performance by the parties, in all material respects, of their respective obligations, covenants and agreements as set forth in the Purchase Agreement and the accuracy, in all material respects, of their respective representations and warranties as set forth in the Purchase Agreement. The transactions contemplated by the Purchase Agreement are expected to close in November 2017, subject to satisfaction of the closing conditions.

Item 7.01. Regulation FD Disclosure.

On October 13, 2017, the Company issued a press release announcing the Company’s entry into the Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

In accordance with General Instruction B.2 of Form 8-K, the information set forth in this Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1 attached hereto, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this Item 7.01 of this Current Report on Form 8-K shall not be deemed an admission as to the materiality of any information herein that is required to be disclosed solely by reason of Regulation FD.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description

99.1	Press Release of Chaparral Energy, Inc. dated October 13, 2017.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHAPARRAL ENERGY, INC.

By:	/s/ Joseph O. Evans
Name:	Joseph O. Evans
Title:	Chief Financial Officer and Executive Vice President

Date: October 13, 2017

2

Exhibit 99.1

Chaparral Energy Announces Sale of EOR Assets for $170 Million

Oklahoma City, October 13, 2017 — Chaparral Energy, Inc. (OTCQB: CHPE) announced today that it has entered into a definitive agreement to sell its North Burbank and Texas Panhandle enhanced oil recovery (EOR) assets for $170 million cash plus certain contingent payments, subject to customary closing adjustments, to an undisclosed buyer.

“The sale of these assets marks a major milestone in the transition of Chaparral to a premiere pure-play STACK operator. Our teams will now be able to further focus our capital, activity and operational knowledge exclusively on accelerating development of our highly economic STACK inventory,” said Chief Executive Officer Earl Reynolds. “In addition, the proceeds from this transaction will allow us to further reduce our debt, increase liquidity and strengthen our already strong balance sheet. The sale will also materially lower our overall total operating cost structure, which we view as critical in this volatile commodity price environment.”

Closing is expected in November 2017 and is subject to satisfaction of certain customary closing conditions. In addition to the cash consideration at closing, the agreement provides for contingent payments to Chaparral through December 2020 on a portion of the buyer’s unhedged production volumes, where the price received is higher than the buyer’s hedged prices. Under the terms of the agreement, which include an effective sale date of June 1, 2017, and contain customary representations, warranties, covenants and indemnities by the parties, Chaparral has received an $11.9 million performance deposit.

Chaparral’s previously stated 2017 production guidance, including its EOR assets, was 8.3 to 8.7 million barrels of oil equivalent, which includes an anticipated 45 percent year-over-year increase in STACK production ranging from 9,100 to 9,500 barrels of oil equivalent per day(Boe/d). Estimated current production associated with the EOR assets is approximately 5,700 Boe/d.

The company will provide more details about this transaction, year-end expectations and future development plans on its third quarter earnings call in early November.

About Chaparral

Chaparral is an independent oil and natural gas exploration and production company headquartered in Oklahoma City. Founded in 1988, Chaparral is a leading Mid-Continent operator with focused operations in Oklahoma’s fast-growing STACK Play. The company has potential production reserves of more than 1 billion barrels of oil equivalent and approximately 400,000 net surface acres, of which approximately 110,000 acres are in the highly economic STACK Play. For more information, please visit chaparralenergy.com.

Statements made in this release contain “forward-looking statements.” These statements are based on certain assumptions and expectations made by Chaparral, which reflect management’s experience, estimates and perception of historical trends, current conditions, anticipated future developments, potential for reserves and drilling, completion of current and future acquisitions, and growth, benefits of acquisitions, future competitive position and other factors believed to be appropriate. These forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are our ability to find oil and natural gas reserves that are economically recoverable, the volatility of oil and natural gas prices, the uncertain economic conditions in the United States and globally, the decline in the reserve values of our properties that may result in ceiling test write-downs, our ability to replace reserves and sustain production, our estimate of the sufficiency of our existing capital sources, our ability to raise additional capital to fund cash requirements for future operations, the uncertainties involved in prospect development and property acquisitions or dispositions and in projecting future rates of production or future reserves, the timing of development expenditures and drilling of wells, the impact of natural disasters on our present and future operations, the impact of government regulation and the operating hazards attendant to the oil and natural gas business. Please read “Risk Factors” in our annual reports on form 10-K and other public filings. We undertake no duty to update or revise these forward-looking statements.

Investor Contact Joe Evans Chief Financial Officer 405-426-4590 joe.evans@chaparralenergy.com	Media Contact Brandi Wessel Manager – Corporate Communications 405-426-6657 brandi.wessel@chaparralenergy.com